UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.          Eagleford Energy Inc. Material Change Report dated June 6, 2012 as filed on SEDAR on June 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 4, 2012

Item 3.	News Release

Press release issued by the Company on June 6, 2012 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company has retained The PrinceRidge Group LLC to act as exclusive Financial Advisor to the Company for a period of six months.

Item 5.	Full Description of Material Change

The Company has retained The PrinceRidge Group LLC (“PrinceRidge”) to act as its exclusive Financial Advisor to the Company for a period of six months, to assist the Company in identifying and evaluating potential transactions to enhance the future growth and expansion of the Company.

As consideration the Company will pay PrinceRidge an engagement fee of US$15,000 and a monthly advisory fee of US$10,000 per month. In addition the Company has agreed to pay success fees to PrinceRidge of 8% of the transaction amount for equity raised and 4% of the transaction amount for any debt securities, sale transaction or business combination entered into by the Company.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:         416-364-4039

Facsimile:            416-364-8244

Item 9.	Date of Report

June 6, 2012